Mail Stop 4561

June 23, 2008

Keith S. Sherin
Chief Executive Officer
General Electric Capital Corporation
3135 Easton Turnpike
Fairfield, Connecticut

> **Re:** **General Electric Capital Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed February 20, 2008**
> **File No. 001-06461**

Dear Mr. Sherin:

We have reviewed the above referenced filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Notes to Condensed, Consolidated Financial Statements

8. Investments in Debt and Equity Securities, page 12

1.   We note your disclosure that you value Level 3 investment securities using <u>non-binding</u> broker quotes. Please tell us in detail and revise future filings to briefly disclose the following:

a. the nature and amount of investment securities valued using non-binding broker quotes;

b. whether you adjust the non-binding broker quote. If so, how you determine the adjustment;

c. if you do not adjust the quote, how you determine that no adjustment is needed considering the non-binding nature of the quote and the fact that a market participant will not transact at this price;

d. if you use the quote in a discounted cash flow model or another type of model. If so, discuss your model;

e. whether you provide the assumptions for the model or whether they are selected by an independent pricing vendor or broker;

f. to the extent the assumptions are determined by third parties, how you conclude the assumptions are appropriate for the circumstances;

g. whether you have access to the models used by third parties; and

h. whether you receive only one price estimate from third parties or whether multiple prices are obtained for both your Level 2 and Level 3 measurements. If the latter, how you determine which price to use for purposes of your accounting and disclosure.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3437 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Mike Volley
Senior Accountant